The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
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December 14, 2007

Scott M. Anderegg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Phone: (202) 551-3342
Fax: (202) 772-9361

Re:      Global Industries Corp.
Registration Statement on Form SB-2
Filed October 23, 2007
File No. 333-146883

Dear Mr. Anderegg,

In response to your comment letter dated November 19, 2007, Global Industries Corp. (the “Company,” “we,” and “us”) in connection with the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), the Company has the following responses and proposes the following amendments to such Registration Statement:

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a. merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

It appears that your Chief Technical Officer, Jason Freeman, maybe acting President of Lifestyle Innovations and Vice President of Interim Capital Corp., public companies that have stopped reporting or are not current in their reporting obligations, it further appears that, the business of these two companies may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Given that you have no employees and your officers spend approximately 10 hours a week on your business, you have no sales and minimal assets to date and at least one of your websites is not operational, it appears that your business may also be commensurate in scope with a blank check company. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C docs not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

RESPONSE:

The Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended.  "Rule 419 under the Securities Act was adopted in 1992 to control the extent to which such companies are able to access funds from a public offering."  See:  SEC Proposed Rule Release No. 33-8813, page 44.  The Company’s offering concerns the resale of previously sold shares and as such, the Company is not attempting to access “funds from the public.”

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."  As you stated in your question, in an adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419.  See Securities Act Release No. 6932 (April 13, 1992).

The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.  Specifically, the Company has a business plan relating to the resale of confidential Food and Drug Administration approved home testing products, through the Company’s websites as described under “Description of Business” in the amended Registration Statement, and has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and its it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

In 2005, the Commission amended Securities Act Rule 405 to define a "shell company" as a registrant, other than an asset-backed issuer, that has:

1.           no or nominal operations; and

2.           either:

o	no or nominal assets;
o	assets consisting solely of cash and cash equivalents; or
o	assets consisting of any amount of cash and cash equivalents and nominal other assets.

If anything, based on the Company’s nominal operations to date, under this amended Rule, the Company can be classified as a "shell company", not a "blank check company.”  In connection with the Company’s assessment that it is not a “blank check company,” the Company has added a new section to the amended Form SB-2 Registration Statement under “Description of Business,” titled “Blank Check Company Issues,” which discusses the reasons that the Company does not believe that it is a “blank check company.”  Additionally, the Company has added disclosure in the cover page of the Prospectus regarding the fact that the Company characterizes itself as a “shell company,” but not as a “blank check company.”

Additionally, the “Jason Freeman” you mention in your question above, which according to your research is the President of Lifestyle Innovations and Vice President of Interim Capital Corp., is a different Jason Freeman than the Jason Freeman who serves as the Company’s Chief Technical Officer and Director.  Mr. Freeman, the Company’s Chief Technical Officer and Director has never been associated with, owned or served as an officer or Director of Lifestyle Innovations or Interim Capital Corp.

Finally, the Company believes that all of its websites, www.Privatekits.com, www.Privatekits.net and www.RevealHiv.com, are currently active, and although the Company has not generated any sales to date, such websites are operational for sales, assuming any sales should occur.

Yours very truly,

/s/ John S. Gillies
John S. Gillies
Associate